

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2022

McDavid Stilwell
Chief Financial Officer
Coherus BioSciences, Inc.
333 Twin Dolphin Drive , Suite 600
Redwood City , California 94065

>   **Re: Coherus BioSciences, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2020**
>   **Filed February 25, 2021**
>   **Form 8-K furnished November 8, 2021**
>   **File No. 001-36721**

Dear Mr. Stilwell:

We have reviewed your December 30, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2021 letter.

Form 8-K furnished November 8, 2021

Exhibit 99.1
Non-GAAP Financial Measures, page 7

1.   We appreciate the information provided to us in your response letter and during our conference call. We believe that your adjustments to exclude the upfront and milestone based license fees from Non-GAAP net (loss) are inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

Please contact Angela Connell, Accounting Branch Chief, at (202) 551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences